Exhibit 99.10

CONSENT OF GLENN BEZUIDENHOUT

To:	United States Securities and Exchange Commission

Re:	Asanko Gold Inc. (the “Company”)
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2018 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), and the Company’s Management Discussion and Analysis for the years ended December 31, 2018 and 2017 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  “Asanko Gold Definitive Feasibility Study, National Instrument 43-101 Technical Report” dated effective June 5, 2017 as amended and restated December 20, 2017,

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10, as amended (SEC File No. 333-222363) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 28th day of March, 2019.

Sincerely,

/s/ Glenn Bezuidenhout

Glenn Bezuidenhout,
National Diploma (Extractive Metallurgy),
FSIAMM